UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41324

AKANDA CORP.

(Exact Name of Registrant as Specified in Charter)

Akanda Corp.
100 King Street W, Suite 1600
Toronto, Ontario M5X 1G5, Canada

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Exhibit Index

On October 10, 2025, Akanda Corp. issued a press release addressing the impact of the ongoing Canadian postal strike on receiving shareholder proxy materials for its upcoming special meeting of shareholders scheduled for 10:00 am (Toronto time) on Thursday, October 30, 2025, a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit Number	Description
99.1	Akanda Corp. Addresses Impacts of Postal Strike on Receiving Materials for its Upcoming Special Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 10, 2025

AKANDA CORP. (Registrant)

By:	/s/ Katie Field
Name:	Katie Field
Title:	Interim Chief Executive Officer and Director

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